Exhibit 4.20

Exclusive Business Cooperation Agreement

This Exclusive Business Cooperation Agreement (the “Agreement”) is made, entered into and executed on November 4, 2022 in Beijing, the People’s Republic of China (“China”) by and between:

Party A:	Beijing Dakr Information Technology Co., Ltd.
Address:	Room 601-1, Floor 6, Building 1, Courtyard 10, Chaoyang Park South Road, Chaoyang District, Beijing

Party B:	Beijing Duokr Information Technology Co., Ltd.
Address:	Room 3003, Floor 3, No. 39 West Street, Haidian District, Beijing

Party A and Party B are hereinafter referred to as a “Party” individually and the “Parties” collectively.

Whereas:

1.	Party A is a foreign-funded enterprise established in China and has the necessary resources to provide technical and consulting services;

2.

On the execution date of the Agreement, Party B has approved the capital increase resolution to increase its capital. After the capital increase is completed, the shareholders of Party B will be changed to Tianjin Zhang Gongzi Technology Partnership (Limited Partnership), Shenzhen Guohong No. 2 Enterprise Management Partnership (Limited Partnership), Ningbo Meishan Bonded Port Area Tianhong Lvheng Investment Management Partnership (Limited Partnership) and Beijing Cultural Investment Development Group Asset Management Co., Ltd. (the “Capital Increase Arrangement”), and the nominal shareholders of which are Tianjin Zhang Gongzi Technology Partnership (Limited Partnership), Shenzhen Guohong No. 2 Enterprise Management Partnership (Limited Partnership) and Ningbo Meishan Bonded Port Area Tianhong Lvheng Investment Management Partnership (Limited Partnership);

3.

Party B is a domestic company established in China, approved by the competent Chinese government authority in accordance with the laws, focusing on new business and new economy and providing related services. All business activities operated and developed by Party B at present and at any time during the term of the Agreement are hereinafter collectively referred to as the “Principal Business”;

4.

Party A agrees to take advantage of its technology, personnel and information advantages to provide Party B with exclusive technical support, consulting and other services related to the Principal Business during the term of the Agreement, and Party B agrees to accept various services provided by Party A or its designees, in accordance the provisions of the Agreement.

Accordingly, Party A and Party B, upon consensus through negotiation, have agreed as follows:

1.	Provision of Services

1.1

Subject to the terms and conditions of the Agreement, Party B hereby appoints Party A as Party B’s exclusive service provider to provide Party B with comprehensive technical support, consulting and other services during the term of the Agreement, including but not limited to:

(1)	licensing Party B to use relevant software that Party A has legal rights to;
(2)	development, maintenance and update of relevant application software required by Party B’s business;
(3)	design, installation and daily management, maintenance and update of computer network system, hardware equipment and database;
(4)	technical support and professional training for relevant personnel of Party B;
(5)	assisting Party B in the consulting, collection and research of relevant technical and market information;
(6)	providing enterprise management consulting for Party B;
(7)	providing marketing and promotion services for Party B;
(8)	providing customer order management and customer services for Party B
(9)	lease, transfer and disposal of equipment and assets; and
(10)	other related services provided from time to time at the request of Party B, to the extent permitted by Chinese laws.

1.2

Party B accepts such services provided by Party A. Party B further agrees that, without the prior written consent of Party A, during the term of the Agreement, Party B shall not directly or indirectly obtain any services identical or similar to those as specified in the Agreement from any third party, nor shall it enter into any similar cooperative relationship with any third party in relation to the matters described in the Agreement. The Parties agree that Party A may designate other parties (the designated party may enter into certain agreements described in Paragraph 1.3 of the Agreement with Party B) to provide Party B with the services specified in the Agreement.

1.3Methods for provision of services

1.3.1

Party A and Party B agree that, during the term of the Agreement, if applicable, Party B may further enter into service agreement with Party A or its designees, stipulating the specific content, method, personnel, charge, etc. of each service.

1.3.2

Party B hereby grants to Party A an irrevocable and exclusive option, under which Party A may, at Party A’s own discretion, and to the extent permitted by Chinese laws and regulations, purchase any part or all of the assets and business from Party B at the lowest price permitted by Chinese laws. At that time, the Parties will otherwise enter into an asset or business transfer contract, stipulating the terms and conditions of the asset transfer. To the extent permitted by Chinese laws, Party B shall donate the purchase price received by Party B, net of the relevant taxes (if any) paid/withheld in full, to Party A or its designee without consideration, within ten (10) days after receiving the purchase price and paying/withholding the relevant taxes (if any) in full according to laws.

1.4

In order to ensure that Party B meets the cash flow requirements in daily operation and/or offset any losses incurred during its operation, Party A shall be obliged to provide financial support to Party B (but only to the extent permitted by Chinese laws and in the manner permitted by Chinese laws), regardless of whether Party B actually incur any such operating losses, Party A may provide financial support to Party B in the form of bank commissioned loans or borrowings, and enter into necessary agreements otherwise.

1.5

Party A shall have the right to check Party B’s accounts regularly and at any time, and Party B shall keep accounts in a timely and accurate manner and provide Party A with such accounts as required by Party A. During the term of the Agreement, subject to compliance with applicable laws, Party B agrees to cooperate with Party A and Party A’s shareholders (including direct or indirect shareholders) to conduct audits (including but not limited to related party transaction audit and other types of audits), and provide Party A, shareholders of Party A and/or their appointed auditors with information and materials related to the operation, business, customers, finances, employees, etc. of Party B and Party B’s subsidiaries, and agrees to the disclosure of such information and materials by the shareholders of Party A in order to meet the requirements of regulators for listing. The Parties agree that during the term of the Agreement, Party A shall have the right to consolidate the financial results of Party B in accordance with the applicable accounting standards as if it were a wholly-owned subsidiary of Party A. But Party A shall not assume any legal responsibility for any liabilities or other obligations and risks of Party B.

1.6

Party A shall have the right to carry out service-related business in the name of Party B, and Party B shall provide all necessary support and convenience for Party A to carry out the business smoothly, including but not limited to issuing to Party A all necessary authorizations required to provide relevant services.

1.7

If requested by Party A, Party B agrees to hand over the certificates and official seals related to Party B’s daily operation, including business license, official seal, contract seal, financial seal and legal representative seal, to the finance department of Party A for safekeeping. Party B undertakes to use relevant certificates and official seals only after obtaining Party A’s consent and under the guidance of Party A’s internal authorization.

1.8

The Parties agree that the services provided by Party A to Party B hereunder are also applicable to the subsidiaries controlled by Party B, and Party B shall procure the subsidiaries controlled by to exercise their rights and perform their obligations in accordance with the Agreement.

2.	Service Fee and Terms of Payment Therefor

2.1

During the term of the Agreement, the fee payable by Party B to Party A shall be calculated as follows: With respect to the service fee payable by Party B to Party A, the service fee for each calendar year shall be calculated and confirmed according to the following floating standards:

2.1.1

With respect to the service fee payable by Party B, subject to compliance with the provisions of Chinese laws, after deducting the necessary costs and expenses required by Party B’s business operation (Party B shall submit the preliminary settlement results on necessary costs and expenses, subject to Party A’s final confirmation and decision) and taxes, making up for Party B’s losses in previous years (if required by applicable laws), and withdrawing the statutory provident fund (if required by applicable laws), all of the aforementioned profits earned by Party B for the year shall be paid to Party A as service fee for the services provided by Party A to Party B in accordance with the Agreement, but Party A shall have the right to adjust the amount of the service fee based on the following factors and circumstances of the services it provides to Party B, but it shall not exceed the agreed limit above.

2.1.2

If Party A considers that the service fee determination mechanism agreed in the Agreement is not applicable for some reason and needs to be adjusted, Party B shall negotiate with Party A actively and in good faith to determine new charging standard or mechanism within ten (10) working days after Party A submits a written request for fee adjustment. If Party B fails to reply within ten (10) working days after receiving the aforementioned adjustment notice, it shall be deemed to have defaulted to such adjustment.

2.1.3

The service fee is calculated, confirmed and paid based on the accounting year or based on the reasonable period proposed by Party A. If accounting, confirmation and payment are made based on the accounting year, Party B shall prepare and issue a financial report audited by an accounting firm in accordance with the applicable accounting standards within three (3) months after the end of each accounting year, and pay Party A the service fee hereunder Within fifteen (15) days after the audited financial and accounting report is prepared and issued. If the accounting, confirmation and payment are made based on the reasonable period proposed by Party A, Party B shall, within fifteen (15) days after Party A otherwise proposes a reasonable period, conduct accounting, confirmation with Party A, and pay Party A the service fee hereunder.

2.2

In addition to the service fee, Party B shall bear all reasonable expenses, advances and out-of-pocket expenses in any form paid or incurred by Party A or related to Party A’s performance or provision of services, and shall reimburse Party A therefor.

2.3

Each Party shall be responsible for the taxes and fees that shall be paid by it in accordance with laws for the execution and performance of the Agreement. If requested by Party A, Party B shall use its best efforts to assist Party A to obtain value-added tax exemption for all or part of its service fee income under the Agreement.

3.	Intellectual Property Rights and Confidentiality

3.1

Party A shall have sole and exclusive titles, rights and interests to any and all intellectual property rights (including but not limited to copyright, patent right, patent application right, software, technical secret, business secret and others) arising or created during the performance of the Agreement, and have the right to use such rights free of charge.

3.2	For the needs of Party B’s business, Party A agrees that Party B will register part of the intellectual property rights designated by Party A in

Party B’s name. However, upon Party A’s request, Party B shall transfer the aforementioned intellectual property rights registered in Party B’s name to Party A free of charge or at the lowest price permitted by law without violating the mandatory provisions of Chinese laws, and Party B shall sign any and all documents, take any and all actions, submit any and all documents and/or applications, provide any and all assistance, and take any and all other actions, that Party A, at its sole discretion, deems necessary and appropriate to confer the titles, rights and interests of Party A to such intellectual property rights on Party A, and/or to perfect the protection of such intellectual property rights. Party A shall have the right to use any intellectual property rights registered in the name of Party B free of charge.

3.3

The Parties acknowledge and confirm that any oral or written information exchanged with each other regarding the Agreement, its content and the preparation or performance of the Agreement are considered confidential information. The Parties shall treat in confidence all such confidential information, and shall not disclose any confidential information to any third party without the written consent of the other Party, except for any information: (a) available or to be available to the public (other than disclosed to the public by the Party receiving the confidential information); (b) required to be disclosed in accordance with applicable laws and regulations, stock exchange rules, or orders from government departments or courts; or (c) disclosed by a Party to its shareholders, directors, employees, legal or financial advisors necessary and requisite for the transactions contemplated herein, but such shareholders, directors, employees, legal or financial advisors are also subject to a duty of confidentiality similar to this clause. If either party’s shareholders, directors, employees or retained agencies divulge or reveal the confidential information, it shall be deemed that the Party divulges or reveals such confidential information, and the Party shall be liable for default therefor in accordance with the Agreement.

4.Representations, Warranties and Undertakings

4.1	Party A represents, warrants and undertakes as follows:

4.1.1Party A is a foreign-funded enterprise duly established and validly existing in accordance with Chinese laws; Party A or its designated service provider will obtain government permits and licenses required to provide any services before providing such services under the Agreement.

4.1.2Party A has taken necessary corporate actions, obtained necessary authorizations, and obtained the consents and approvals (if necessary) of third parties and government authorities to execute, deliver and perform the Agreement; The execution, delivery and performance of the Agreement by Party A does not violate the express provisions of laws and regulations.

4.1.3The Agreement constitutes a legal, valid, binding obligation upon it, and shall be enforceable against it in accordance with the terms of the Agreement.

4.2	Party B represents, warrants and undertakes as follows:

4.2.1

Party B is a company duly established and validly existing in accordance with Chinese laws. Party B has obtained and will maintain the government permits and licenses required for the Principal Business.

4.2.2Party B has taken necessary corporate actions, obtained necessary authorizations, and obtained the consents and approvals (if necessary) of third parties and government authorities to execute, deliver and perform the Agreement; The execution, delivery and performance of the Agreement by Party B does not violate the express provisions of laws and regulations.

4.2.3The Agreement constitutes a legal, valid, binding obligation upon it, and shall be enforceable against it in accordance with the terms of the Agreement.

4.2.4

There is no actual and pending litigation, arbitration or other judicial or administrative proceedings that will affect Party B’s performance of its obligations under the Agreement, and no one, to its knowledge, has threatened to take such actions.

4.2.5	Party B shall pay Party A the service fee in full and in a timely manner in accordance with the provisions of the Agreement.

5.Effectiveness and Term of the Agreement

5.1

The Agreement shall take effect on the date of execution of the Capital Increase Agreement under the Capital Increase Arrangement specified in Paragraph 2 of the “Whereas” section of the Agreement; unless expressly specified in the Agreement or Party A decides to terminate the Agreement in writing, the Agreement shall remain in effect forever.

5.2

If the period of operation of any Party expires during the term of the Agreement, the Party shall renew its period of operation in time and use its best efforts to obtain approval from the competent authority so that the Agreement may continue to be valid and enforceable. If a Party’s application for renewal of the operation period is not approved or consented to by any competent authority, the Agreement will be terminated at expiry of the period of operation of the Party.

5.3	The rights and obligations of the Parties under Articles 3, 6, 7 and this Paragraph 5.3 shall survive the termination of the Agreement.

6.Governing Laws and Settlement of Disputes

6.1

The conclusion, effectiveness, interpretation, construction, performance, amendment, modification, termination and dispute settlement of the Agreement shall be governed by and interpreted or construed in accordance with Chinese laws.

6.2

Any dispute arising from or in connection with the interpretation, construction and performance of the Agreement shall first be settled by the Parties through amiable negotiation. If the dispute cannot be settled through negotiation, either Party may submit the dispute to the China International Economic and Trade Arbitration Commission for settlement by arbitration in accordance with its arbitration procedures and rules in effect at that time. The arbitration shall be conducted in Beijing. The arbitral award is final and binding on either Party.

6.3

When any dispute arises from the interpretation, construction and performance of the Agreement or any dispute is under arbitration, except for the disputed matters, the Parties shall continue to exercise their respective rights, and perform their respective obligations, under the Agreement.

7.Liabilities for Default and Indemnities

7.1

If Party B is substantially in default of any provision of the Agreement, Party A shall have the right to terminate the Agreement and/or demand Party B to pay compensatory damages; the provision of this Paragraph 7.1 shall not prejudice any other rights of Party A under the Agreement.

7.2	Unless otherwise provided by laws, Party B shall have no right to unilaterally terminate or rescind the Agreement under any circumstances.

7.3

Party B shall indemnify, defend and hold Party A harmless from and against any losses, damages, liabilities or expenses arising from any lawsuits, claims or other demands against Party A arising from or caused by the services provided by Party A to Party B in accordance with the Agreement, unless such losses, damages, liabilities or expenses are caused by the gross negligence or willful misconduct of Party A.

8.Force Majeure

8.1

If either Party to the Agreement fails to perform, or fully perform, the Agreement directly due to earthquakes, typhoons, floods, fires, epidemics, wars, strikes and any other force majeure events that are unforeseeable, unpreventable or unavoidable by the affected Party (collectively, “force majeure”), the Party affected by such force majeure shall not be liable for the non-performance or partial performance. However, the affected Party shall forthwith give a written notice to the other Party without delay, and shall provide the other Party with details of the force majeure event within 15 days after giving the written notice, explaining the reason for its failure to perform, fully perform, or for its delay in performing, the Agreement.

8.2

If the Party asserting force majeure fails to notify the other Party or provide appropriate proof in accordance with the preceding provisions, it shall not be exempt from the liability for failure to perform its obligations hereunder. The Party affected by the force majeure shall make reasonable efforts to reduce the consequences of the force majeure and resume performance of all relevant obligations as soon as possible after the force majeure ends. If the Party affected by the force majeure fails to resume performance of the relevant obligations after the reason for the temporary exemption from performance due to the force majeure disappears, the Party shall be liable to the other Party therefor.

8.3

When force majeure occurs, the Parties should forthwith negotiate with each other in order to reach a fair solution, and shall make all reasonable efforts to minimize the consequences of the force majeure.

9.Notices

9.1

All notices and other communications required or given under the Agreement shall be delivered personally, by registered mail, postage prepaid, or by commercial courier service or by facsimile to the other Party at the address listed below. Each notice shall also be delivered by e-mail. The date on which such a notice is deemed to have been effectively served is determined as follows:

9.1.1	If the notice is sent by personal delivery, courier service or registered mail, postage prepaid, the effective service date is the date of receipt or rejection at the address set for notices.

9.1.2	If the notice is sent by fax, the effective service date shall be the date of successful transmission (evidenced by the automatically generated transmission confirmation information).

9.2	For the purpose of notices, the addresses of the Parties are as follows:

Party A:	Beijing Dakr Information Technology Co., Ltd.
Address:	Floor 5, Tower A1, Junhao Central Park Plaza, No. 10 Chaoyang Park South Road, Chaoyang District, Beijing
Attn:	Wei Lin
Tel:	13601306068

Party B:	Beijing Duokr Information Technology Co., Ltd.
Address:	Floor 5, Tower A1, Junhao Central Park Plaza, No. 10 Chaoyang Park South Road, Chaoyang District, Beijing
Attn:	Wei Lin
Tel:	13601306068

9.3	Either Party may change its address for receiving notices at any time by giving a notice to the other Party in accordance with this Article.

10.Transfer of the Agreement

10.1	Party B shall not transfer its rights and obligations under the Agreement to a third party without the prior written consent of Party A.

10.2	Party B hereby agrees that Party A may transfer its rights and obligations under the Agreement to a third party, and Party A only needs to give a written notice to Party B when such transfer occurs, and does not need to obtain Party B’s consent to such transfer.

11.Severability of the Agreement

If any one or more provisions of the Agreement are held to be invalid, illegal or unenforceable in any respect under any law or regulation, the validity, legality or enforceability of the remaining provisions of the Agreement shall not be affected or impaired thereby in any way. The Parties shall negotiate in good faith to try to replace such invalid, illegal or unenforceable provisions with valid provisions to the fullest extent permitted by laws and expected by the Parties, and the economic effects of such valid provisions shall be as similar as possible to those of invalid, illegal or unenforceable provisions.

12.Modifications and Supplements to the Agreement

The Parties may make amendments and supplements to the Agreement by a written agreement. Amendment and supplementary agreements to the Agreement executed by the Parties constitute an integral part of the Agreement and shall have the same legal effect as the Agreement.

13.Entire Agreement

Except for the written amendments, supplements or modifications made after the execution of the Agreement, the Agreement constitutes the complete agreement between the Parties on the subject matter of the Agreement, and supersedes all previous oral or written negotiations, representations and agreements on the subject matter of the Agreement. The Agreement shall replace the original cooperation agreement previously concluded by the Parties, and the original cooperation agreement shall be terminated immediately from the effective date of the Agreement.

14.Waiver

Either Party may waive the terms and conditions of the Agreement, but only in writing and signed by the Parties. A waiver by a Party of a default by the other Party in one case shall not be deemed a waiver by that Party of a similar default by the other Party in other cases.

15.Miscellaneous

If the Parties need to sign relevant documents on business cooperation under the Agreement in accordance with relevant laws and regulations, requirements of stock exchanges or other relevant government authorities in order to perform the Agreement (collectively, the “ government-required documents”), the Parties shall cooperate in signing the government-required documents otherwise in accordance with relevant documents at that time. The Parties agree that the provisions of the Agreement shall be deemed as supplements and/or changes to the government-required documents, and have the same legal effect as the government-required documents. The government-required documents and the Agreement together constitute the entire agreement between the Parties with respect to the subject matter of the Agreement; however, in the event of any conflict between the government-required documents and the Agreement, the provisions of the Agreement shall still prevail.

16.Counterparts

The Agreement is written in Chinese and executed in duplicate, with either Party holding one counterpart respectively.

[There is no text below]

IN WITNESS WHEREOF, the Parties hereto have procured their respective duly authorized representatives to execute the Exclusive Business Cooperation Agreement on the date first written above.

Party A:	Beijing Dakr Information Technology Co., Ltd. (seal)

Signed by:

Title:

Party B:	Beijing Duokr Information Technology Co., Ltd. (seal)

Signed by:

Title: